                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F___
                                     ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes ___ No X
                                            ___

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 27, 2003           ASHANTI GOLDFIELDS COMPANY LIMITED



                                    By:  /s/ Ernest Abankroh
                                         ---------------------------
                                    Name:  Ernest Abankroh
                                    Title:  Company Secretary
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                           [ASHANTI GOLDFIELDS LOGO]

                           P R E S S    R E L E A S E

FOR IMMEDIATE RELEASE                                            27 OCTOBER 2003


                  CONTINUED RECOMMENDATION OF ANGLOGOLD MERGER

Further to its announcement on 24 October, following consideration of the terms of the revised proposal received from Randgold Resources Limited ("Randgold") (the "Revised Randgold Proposal"), the board of Ashanti Goldfields Company Limited ("Ashanti") has today resolved unanimously* to continue to recommend the revised merger proposal from AngloGold Limited ("AngloGold") announced on 14 October (the "Revised AngloGold Proposal").

In reaffirming its decision, the board of Ashanti has considered carefully the Revised Randgold Proposal as well as, amongst other things, the results of the technical, legal and financial due diligence exercise undertaken on both AngloGold and Randgold and have concluded that the Revised AngloGold Proposal remains in the best interests of Ashanti's stakeholders, including shareholders, employees and the people of Ghana.

The Revised AngloGold Proposal is conditional on the support of the Government of Ghana as shareholder and regulator of Ashanti, the approval of the scheme of arrangement required to implement the transaction by Ashanti shareholders and the High Court of Ghana and certain other regulatory approvals and third party consents as detailed in the 4 August announcement of the proposed merger.

As announced on 14 October, under the Revised AngloGold Proposal, Ashanti's shareholders will receive 29 new AngloGold ordinary shares for every 100 Ashanti ordinary shares held. Based on the closing market price of AngloGold ADSs on the New York Stock Exchange on 24 October 2003 (the last practicable trading day prior to this announcement), the Revised AngloGold Proposal values each Ashanti share at US$11.51 and the entire issued share capital of Ashanti at approximately US$1,502 million. On completion of the Revised AngloGold Proposal and based on the current issued share capital of each company, existing Ashanti shareholders would own approximately 14.5% of the enlarged company's issued share capital.

There can be no assurance that a transaction with AngloGold will be completed. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities.

* Chester Crocker, Lynda Chalker and Edward Haslam, being directors of Ashanti, have not taken part in the deliberations of the board of Ashanti relating to either the Revised AngloGold Proposal or the Revised Randgold Proposal. Chester Crocker and Lynda Chalker did not participate because they or companies in which they have an interest have entered into commercial contracts with AngloGold, its subsidiaries or its major shareholder, Anglo American plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin Plc, which has given an undertaking to AngloGold to support the Revised AngloGold Proposal.
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END

FOR FURTHER INFORMATION CONTACT:

ASHANTI GOLDFIELDS COMPANY LIMITED
Srinivasan Venkatakrishnan (Venkat)         Tel:     +233 21 778 171
Kwaku Akosah-Bempah                         Tel:     +233 21 778 173
Corinne Gaisie                              Tel:     +44 20 7256 9938

GRANDFIELD
UK Investors and Media
Charles Cook                                Tel:     +44 20 7417 4170
Matthew Jervois

THE GLOBAL CONSULTING GROUP
North American Contact
Allan Jordan                                Tel:     +1 646 284 9452

CIBC WORLD MARKETS
Andy Quinn                                  Tel:     +44 20 7234 6000

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.